February 19, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:         Lannett Company, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Filed August 27, 2015

File No. 001-31298

Dear Ms. Hayes:

We are providing you with this letter in response to your February 9, 2016 comment letter to Lannett Company, Inc. (the “Company”).  For your convenience, we included your comment along with our corresponding response.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

SEC Comment # 1:

We note your disclosure on page 3 that your top five products accounted for 78%, 74% and 69% of your net sales in fiscal years 2015, 2014 and 2013, respectively.  Please provide proposed risk factor disclosure regarding your revenue concentration in your top products and when you propose to begin including this disclosure.  Alternatively, tell us why you believe such disclosure is not warranted.

Below is the Company’s proposed risk factor disclosure regarding revenue concentration in top products based on historical results through fiscal year 2015.  Lannett proposes to include such risk factor commencing with its Form 10-K for the fiscal year ending June 30, 2016, using then current numbers, which will reflect a reduced concentration of revenues of its top products as a result of its recent acquisition of Kremers Urban Pharmaceuticals Inc.

A RELATIVELY SMALL GROUP OF PRODUCTS MAY REPRESENT A SIGNIFICANT PORTION OF OUR REVENUES, GROSS PROFIT, OR NET EARNINGS FROM TIME TO TIME.

Sales of a limited number of our products from time to time represent a significant portion of our revenues, gross profit, and net earnings.  For the fiscal years ended June 30, 2016, 2015 and 2014, our top five products in terms of sales, in the aggregate, represented approximately    %, 78% and 74%, respectively, of our total revenues.  If the volume or pricing of our largest selling products declines in the future, our business, financial condition, results of operations, cash flows, and/or share price could be materially adversely affected.

SEC Comment # 2:

We note your disclosure on page 49 that “[t]o the best of the Company’s knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any director, executive officer, or significant employee during the past five years.”  However, please refer to Item 401(f) of Regulation S-K, which seeks disclosure regarding certain specified events that occurred during the past ten years, and confirm to us that there is nothing to disclose under Item 401(f).

The Company confirms that there is nothing to disclose under Item 401(f).  The Company also confirms in its future filings it will disclose any specified events that occurred during the past ten years.

SEC Comment # 3:

In future filings, please identify the members of your audit committee as required by Item 407(d)(4) of Regulation S-K.

The Company confirms that in its future filings it will identify the members of its audit committee.

SEC Comment # 4:

We note that your table of beneficial ownership on pages 68-69 does not reflect the ownership of BlackRock, Inc. or The Vanguard Group.  According to Schedules 13G filed on February 2, 2015 and February 10, 2015, BlackRock and Vanguard owned 7.6% and 5.12% of your outstanding common stock, respectively.  Please confirm that in your future filings, you will include the ownership of any person or group known to you to be the beneficial owner of more than five percent of any class of your voting securities, as required by Item 403 of Regulation S-K.

The Company confirms in its future filings it will include the ownership of any person or group known to it to be the beneficial owner of more than five percent of any class of its voting securities.

SEC Comment # 5:

We note your disclosure on page 70.  However, in your future filings, please also include disclosure required by Item 404 of Regulation S-K regarding your policies and procedures for the review, approval or ratification of any related person transaction.

The Company confirms that in its future filings it will include disclosure regarding its policies and procedures for the review, approval or ratification of any related person transaction.

SEC Comment # 6:

In your future filings, please include the disclosure required by Item 407(a) of Regulation S-K regarding director independence.

The Company confirms that in its future filings it will include required disclosure regarding director independence.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with you to address any additional questions or comments you may have.

Sincerely,

/s/ Arthur P. Bedrosian
Chief Executive Officer

/s/ Martin P. Galvan
Vice President of Finance, Chief Financial Officer and Treasurer